Exhibit 99.4

SUPPLEMENTAL INFORMATION

SHAREHOLDER INFORMATION

Stock Exchange Listings

Our shares are listed on the Toronto Stock Exchange, under the trading symbol *PD*, and on the New York Stock Exchange and NYSE Texas, Inc., under the trading symbol *PDS*.

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Transfer Point

Computershare Trust Company NA Canton, Massachusetts

Account Questions

Our transfer agent can help you with shareholder related services, including:
- change of address
- lost share certificates
- transferring shares to another person, and
- estate settlement.

Computershare Trust Company of Canada

100 University Avenue, 9th Floor, North Tower Toronto
Ontario, M5J 2Y1
Canada

Telephone: 1.800.564.6253 (toll free in Canada and the U.S.)
             1.514.982.7555 (international direct dialing)
Email: service@computershare.com

Online Information

To receive news releases by email, or to view this report online, please visit the Investor Relations section of our website at www.precisiondrilling.com.

You can find additional information about Precision, including our annual information form and management information circular, under our profile on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov.

Published Information

Please contact us if you would like additional copies of this Annual Report, or copies of our Annual Information Form as filed with the Canadian securities commissions and under Form 40-F with the U.S. Securities and Exchange Commission:

Investor Relations
Suite 800, 525 – 8th Avenue SW Calgary
Alberta, T2P 1G1
Canada

Telephone: 403.716.4500

Lead Bank

Royal Bank of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta